Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 29, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 28, 2004, entitled “VODAFONE ANNOUNCES STRONGEST ORGANIC CUSTOMER GROWTH FOR 3 YEARS “.

28 January 2004

VODAFONE ANNOUNCES STRONGEST ORGANIC CUSTOMER GROWTH FOR 3 YEARS

Vodafone Group Plc (“Vodafone”) announces today key performance indicators for the quarter ended 31 December 2003.  The main highlights are:

•                  Over 4.3 million organic net additions in the quarter, increasing the proportionate customer base to over 130.4 million

•                  Blended annual ARPU up €4 to €359 in Italy, stable at €311 in Germany and reduced  ¥1,901 to ¥82,917 in Japan, compared to September 2003.  Excluding the £4 uplift from acquiring Singlepoint, ARPU in the UK was up £2 to £299

•                  Total data revenues increased to 15.9% of controlled service revenues for the year to December 2003 from 13.9% for the prior year

•                  4.5 million controlled Vodafone live! customers at the end of December, with a further 0.4 million customers in non-controlled operations

•                  Mobile Connect Card customers in controlled operations increased to 167,000

Arun Sarin, Chief Executive of Vodafone, commented: “These are a great set of KPI’s, recording our strongest organic customer growth in 3 years.  We continue to be delighted with the progress of Vodafone live! which has proved to be a real point of difference during the last quarter in many of our markets.

“Overall, these figures are slightly better than our expectations and are consistent with the outlook we gave at our interim results. This solid performance provides a strong platform for the year ahead.”

Customer Growth

In total, over 5.1 million registered proportionate customers were added in the quarter, including 0.8 million from stake changes, primarily in Greece.  The total proportionate base increased to 130.4 million, up nearly 16% on December 2002.

A strong competitive performance in Germany and Italy showed through in proportionate net additions of 888,000 and 507,000 respectively.  In the UK, net additions of 464,000 were at the highest level since March 2001, demonstrating the increased level of investment in growth.

Vodafone live! customers increased to 4.5 million in controlled operations.  The UK passed 1 million customers during the quarter, reaching 1,030,000 customers by 31 December 2003, with Germany at 1,580,000 and Italy at 780,000.  Vodafone live! is now available in 15 countries, including 2 associates in France and Switzerland, and will be launched in Belgium during 2004.  Since its launch on 29 October 2003, SFR in France added 330,000 customers by the end of the year.

In addition, the Group has a further 12.8 million Vodafone live! customers following the rebranding of J-Sky in Japan on 1 October 2003.  Over 86% of Vodafone K.K.’s registered customer base has a Vodafone live! enabled handset.

Active customers in the Group’s controlled businesses were unchanged at 93% of total customers.

Registered Blended ARPU

Blended ARPU in the UK increased to £303 for the year to December 2003, up from £297 for the year to September 2003. The increase in blended and contract ARPU benefited by £4 and £10 respectively from the acquisition of Singlepoint, which was completed on 22 September 2003.  Prepay and contract ARPU also improved as a result of increased usage.

In Italy, blended ARPU increased from €355 to €359, driven by the continued focus on higher value customers, particularly in the corporate segment.  Blended ARPU in Germany remained stable at €311, with lower usage, but lower subsidy, contract tariffs remaining popular.

In Japan, blended ARPU continued to reduce, reflecting the success of the prepay offering, the competitive environment and increasing penetration in the Japanese market.

Data as a percentage of service revenues

For the Group’s controlled operations, data as a percentage of service revenues continued to grow, increasing to 15.9% for the year to December 2003, up from 15.5% for the year to September.  Data in the month of December 2003 was 17.3%, up from 16.0% in December 2002.

Excluding Japan, the percentage of service revenues from non-messaging data revenue has increased from 0.7% in December 2002 to 1.6% in December 2003, demonstrating the initial benefits from Vodafone live! and new business services during 2003.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE NET CUSTOMERS — 1 OCTOBER 2003 TO 31 DECEMBER 2003

COUNTRY	PERCENTAGE OWNERSHIP(1)	AT 1 OCT 2003	NET ADDITIONS		STAKE CHANGES(2)		AT 31 DEC 2003		PREPAID(3)
	(%)	(000s)	(000s)		(000s)		(000s)		(%)
UK & IRELAND
UK	100.0%	13,483	464		—		13,947		59%
Ireland	100.0%	1,803	68		—		1,871		72%
TOTAL		15,286	532		—		15,818		61%

NORTHERN EUROPE
Germany	100.0%	23,780	888		—		24,668		52%
Hungary	87.9%	1,061	109		—		1,170		84%
Netherlands	99.9%	3,351	47		2		3,400		57%
Sweden	99.1%	1,368	41		—		1,409		34%
Others		9,064	319		—		9,383		49%
TOTAL		38,624	1,404		2		40,030		51%

SOUTHERN EUROPE
Italy	76.8%	15,345	507		—		15,852		92%
Albania	93.1%	393	29		50		472		97%
Greece	86.0%	2,472	*		*		*		*
Malta	100.0%	158	4		—		162		92%
Portugal	100.0%	3,243	89		—		3,332		73%
Spain	100.0%	9,399	286		—		9,685		57%
Others		595		*		*		*	*
TOTAL		31,605	929		798		33,332		78%

AMERICAS
United States(4)	44.3%	15,960	678		—		16,638		6%
TOTAL		15,960	678		—		16,638		6%

ASIA PACIFIC
Japan	69.7%	10,140	128		—		10,268		8%
Australia	100.0%	2,627	49		—		2,676		55%
New Zealand	100.0%	1,429	98		—		1,527		79%
Others		4,465	216		—		4,681		64%
TOTAL		18,661	491		—		19,152		59%

MIDDLE EAST AND AFRICA
Egypt	67.0%	1,729	109		—		1,838		82%
Others		3,396	204		—		3,600		87%
TOTAL		5,125	313		—		5,438		86%

GROUP TOTAL		125,261	4,347		800		130,408		55%

(1)          All percentages are stated as at 31 December 2003 and exclude options, warrants or other rights or obligations of the Company to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(2)          Represents a stake increase in Vodafone Netherlands of 0.1% from 99.8% to 99.9%, a stake increase in Vodafone Albania of 10.1% from 83.0% to 93.1% and a stake increase in Vodafone Greece of 20.6% from 65.4% to 86.0%.

(3)          Prepaid customer percentages are calculated on a venture basis. At 31 December 2003, there were 327.1 million total venture customers.

(4)          The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.5% at 31 December 2003. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

*      Listed subsidiary still to report.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 DECEMBER 2003

	CONTROLLED ACTIVE(1)
COUNTRY	PREPAID	CONTRACT	TOTAL
	(%)	(%)	(%)
UK & IRELAND
UK	88%	95%	91%
Ireland	99%	99%	99%
TOTAL	90%	95%	92%

NORTHERN EUROPE
Germany	90%	95%	92%
Hungary	88%	99%	90%
Netherlands	91%	99%	94%
Sweden	97%	94%	95%
TOTAL	90%	96%	93%

SOUTHERN EUROPE
Italy	93%	93%	93%
Albania	87%	97%	87%
Greece	*	*	*
Malta	99%	98%	99%
Portugal	84%	99%	88%
Spain	95%	95%	95%
TOTAL	92%	95%	92%

ASIA PACIFIC
Japan	80%	99%	98%
Australia	90%	90%	90%
New Zealand	97%	98%	97%
TOTAL	89%	99%	97%

MIDDLE EAST AND AFRICA
Egypt	96%	97%	97%
TOTAL	96%	97%	97%

CONTROLLED GROUP TOTAL	91%	96%	93%

CONTROLLED ACTIVE CUSTOMER INFORMATION — HISTORY

	CONTROLLED ACTIVE CUSTOMERS AS AT
COUNTRY	DECEMBER 2002	MARCH 2003	JUNE 2003	SEPTEMBER 2003	DECEMBER 2003
	(%)	(%)	(%)	(%)	(%)
Germany	92	92	93	92	92

Italy	95	95	93	94	93

Japan	99	98	98	98	98

UK	92	91	91	91	91

Controlled Total	94	93	93	93	93

(1)    Active customers are defined as customers who have made or received a chargeable event in the last 3 months.

*      Listed subsidiary still to report.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 DECEMBER 2003

COUNTRY		Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Germany	EUR	27.4	25.4	25.4	25.6	23.2	25.8	25.4	26.2	26.1	27.9	26.7	27.0	27.0	24.9	25.4

Italy	EUR	29.3	28.0	29.5	29.3	26.5	29.1	29.4	30.1	30.7	32.2	29.7	31.1	31.1	29.0	30.4

Japan	JPY	7,350	7,120	7,360	7,120	6,840	7,270	7,050	7,040	6,850	7,130	7,030	6,710	6,760	6,460	6,690

UK(2)	GBP	25.5	24.3	23.5	24.7	23.4	25.6	24.4	25.2	25.5	25.7	24.2	25.6	26.8	26.0	26.2

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 DECEMBER 2003

	ARPU(1)
COUNTRY	CURRENCY	REGISTERED PREPAID		REGISTERED CONTRACT		REGISTERED TOTAL
UK & IRELAND
UK(2)	GBP	129		543		303
Ireland	EUR	361		1,116		582

NORTHERN EUROPE
Germany	EUR	130		500		311
Hungary	HUF	43,119		174,559		60,384
Netherlands	EUR	177		886		471
Sweden	SEK	931		6,092		4,531

SOUTHERN EUROPE
Italy	EUR	307		880		359
Greece	EUR		*		*		*
Malta	MTL	96		896		162
Portugal	EUR	181		666		321
Spain	EUR	162		639		369

ASIA PACIFIC
Japan	JPY	N/A		N/A		82,917
Australia	AUD	280		897		579
New Zealand	NZD	333		1,836		664

MIDDLE EAST AND AFRICA
Egypt	EGP	735		3,052		1,127

ARPU — HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	DECEMBER 2002	MARCH 2003	JUNE 2003	SEPTEMBER 2003	DECEMBER 2003

Germany	EUR	312	313	313	312	311

Italy	EUR	347	347	351	355	359

Japan	JPY	88,238	87,159	86,183	84,818	82,917

UK(2)	GBP	287	292	297	297	303

(1)   ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

(2)   During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.

The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to 31 December 2002, 31 March 2003, 30 June 2003, September 2003 and December 2003 from £284, £286, £291, £292 and £300 to £287, £292, £297, £297 and £303 respectively.

*      Listed subsidiary still to report.

VODAFONE GROUP PLC — MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS

	12 MONTHS TO 31 DECEMBER 2003			DECEMBER 2003 (MONTH ONLY)
COUNTRY	MESSAGING	DATA	TOTAL	MESSAGING	DATA	TOTAL
UK & IRELAND
UK(1)	14.0%	1.5%	15.5%	15.4%	2.1%	17.5%
Ireland	19.4%	1.1%	20.5%	20.5%	1.7%	22.2%
TOTAL	14.8%	1.5%	16.3%	16.1%	2.0%	18.1%

NORTHERN EUROPE
Germany	15.7%	1.5%	17.2%	17.4%	2.1%	19.5%
Others	8.7%	1.1%	9.8%	9.8%	1.6%	11.4%
TOTAL	12.5%	1.3%	13.8%	13.8%	1.9%	15.7%

SOUTHERN EUROPE
Italy	11.9%	0.8%	12.7%	13.5%	1.2%	14.7%
Others	10.0%	0.7%	10.7%	11.3%	1.0%	12.3%
TOTAL	10.9%	0.8%	11.7%	12.4%	1.1%	13.5%

AMERICAS
United States	1.0%	1.2%	2.2%	1.4%	1.7%	3.1%
Others	0.2%	0.1%	0.3%	—	—	—
TOTAL	1.0%	1.2%	2.2%	1.4%	1.7%	3.1%

ASIA PACIFIC
Japan	7.6%	14.2%	21.8%	7.6%	14.8%	22.4%
Others	10.9%	1.3%	12.2%	13.7%	1.2%	14.9%
TOTAL	8.4%	11.2%	19.6%	9.2%	11.4%	20.6%

MIDDLE EAST AND AFRICA	4.4%	0.1%	4.5%	4.3%	0.1%	4.4%

PROPORTIONATE GROUP TOTAL	9.7%	2.8%	12.5%	11.0%	3.2%	14.2%

STATUTORY BASIS

CONTROLLED GROUP TOTAL	11.8%	4.1%	15.9%	12.9%	4.4%	17.3%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

	12 MONTHS TO					(MONTH ONLY)
COUNTRY	DEC 2002	MAR 2003	JUN 2003	SEP 2003	DEC 2003	DEC 2002	MAR 2003	JUN 2003	SEP 2003	DEC 2003

UK (1)	13.9%	14.4%	14.7%	15.0%	15.5%	16.0%	15.2%	14.6%	14.7%	17.5%

Germany	16.1%	16.4%	16.7%	17.0%	17.2%	19.2%	16.6%	16.9%	16.3%	19.5%

Italy	10.7%	11.3%	11.8%	12.2%	12.7%	12.9%	11.8%	12.5%	12.4%	14.7%

Japan	19.3%	20.3%	20.9%	21.3%	21.8%	20.6%	21.7%	21.8%	21.2%	22.4%

Proportionate Total	10.7%	11.3%	11.7%	12.2%	12.5%	12.5%	12.3%	12.1%	12.2%	14.2%

Statutory Total	13.9%	14.6%	15.0%	15.5%	15.9%	16.0%	15.6%	15.3%	15.2%	17.3%

(1)          During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of non-voice services as a percentage of service revenues.

The impact of the inclusion of these amounts was to decrease UK non-voice services as a percentage of service revenues for the months of December 2002 and March 2003 from 16.1% and 15.3% to 16.0% and 15.2% respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 29, 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary